Report of Independent Accountants

To the Board of Directors and
  Shareholders of Strong Funds:

In planning and performing our audit of the financial statements of Strong Advisor Common Stock Fund, Strong Advisor Endeavor Large Cap Fund, Strong Advisor Focus Fund, Strong Advisor International Core Fund, Strong Advisor Large Company Core Fund, Strong Advisor Mid Cap Growth Fund, Strong Advisor Select Fund, Strong Advisor Small Cap Value Fund, Strong Advisor Technology Fund, Strong Advisor U.S. Value Fund, Strong Advisor U.S. Small/Mid Cap Growth Fund, Strong Advisor Utilities and Energy Fund, Strong Aggressive Portfolio, Strong Asia Pacific Fund, Strong Balanced Fund, Strong Blue Chip Fund, Strong Conservative Portfolio, Strong Discovery Fund, Strong Discovery Fund II, Strong Dividend Income Fund, Strong Dow 30 Value Fund, Strong Endeavor Fund, Strong Energy Fund, Strong Enterprise Fund, Strong Growth Fund, Strong Growth 20 Fund, Strong Growth and Income Fund, Strong Index 500 Fund, Strong Large Cap Core Fund, Strong Large Cap Growth Fund, Strong Large Company Growth Fund, Strong Mid Cap Growth Fund II, Strong Mid Cap Disciplined Fund, Strong Moderate Portfolio, Strong Multi Cap Value Fund, Strong Multi Cap Value Fund II, Strong Opportunity Fund, Strong Opportunity Fund II, Strong Overseas Fund, Strong Small Company Value Fund, Strong Small/Mid Cap Value Fund, Strong Strategic Value Fund, Strong Technology 100 Fund, Strong U.S. Emerging Growth Fund and Strong Value Fund (all forty four collectively referred to as the "Funds") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Company is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2003.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 3, 2004